Filed pursuant to Rule 433

August 8, 2012

Relating to

Preliminary Prospectus Supplement dated August 8, 2012 to

Prospectus dated November 30, 2010

Registration Statement No. 333-170876

MetLife, Inc.

$750,000,000 4.125% Senior Notes due 2042

Final Term Sheet

August 8, 2012

Issuer:	MetLife, Inc. (“Issuer”)

Securities:	4.125% Senior Notes due 2042

Aggregate Principal Amount:	$750,000,000

Price to the Public:	99.369% of principal amount plus accrued interest, if any, from August 13, 2012

Gross Underwriting Discount:	0.875%

Proceeds to Issuer Before Expenses:	$738,705,000

Maturity Date:	August 13, 2042

Pricing Date:	August 8, 2012

Settlement Date:	August 13, 2012

Interest Payment Dates:	Semi-annually on February 13 and August 13 of each year

First Interest Payment Date:	February 13, 2013

Anticipated Ratings*:	A3 (Moody’s) / A- (S&P) / A- (Fitch)

Coupon:	4.125%

Benchmark Treasury:	UST 3.125% due February 15, 2042

Spread to Benchmark Treasury:	T + 142 bps

Benchmark Treasury Price and Yield:	$107-23+; 2.742%

Yield to Maturity:	4.162%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Ranking:	Senior Unsecured

Redemption:	The Senior Notes will be redeemable at MetLife, Inc.’s option, in whole or in part, at any time and from time to time at a redemption price equal to the greater of 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the date fixed for redemption and the Make-Whole Redemption Amount calculated as described in the preliminary prospectus supplement at the rate of T + 25 bps.

CUSIP/ISIN:	59156R BD9 / US59156RBD98

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. UBS Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC

Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 603-5847, Citigroup Global Markets Inc. toll free at (877) 858-5407 or UBS Securities LLC toll free at (877) 827-6444, extension 561-3884.